Fried, Frank, Harris, Shriver & Jacobson LLP

Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

September 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:         FrontView REIT, Inc.
Registration Statement on Form S-11
Filed September 24, 2024
File No. 333-282015

Ladies and Gentlemen:

On behalf of FrontView REIT, Inc. (the “Company”), we are today filing an amendment to the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 26, 2024, relating to the Registration Statement. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Your numbered comments originally issued with respect to the Registration Statement are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used herein without definition have the meanings given in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-11
Dilution, page 61

1.
Please clarify for us how you derived the Net decrease in pro forma net tangible book value per share attributable to the REIT Contribution Transactions and the Internalization of $1.04 and the Increase in pro forma net tangible book value per share attributable to this offering of $1.37.

In response to the Staff’s comment, the Company has added two additional footnotes to the Dilution table on page 61 of Amendment No. 2 describing how the Company derived the Net decrease in pro forma net tangible book value per share attributable to the REIT Contribution Transactions and the Internalization and the Increase in pro forma net tangible book value per share attributable to this offering.

2.
We note your tabular presentation showing $228.7 million of cash contributions by the New investors. Please revise to present the total public contribution from the offering of $250.8M, or tell us how you determined such revision is unnecessary. Refer to Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the table on the bottom of page 61 of Amendment No. 2 to present the total public cash contribution from the from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 65

3.
We note your revised disclosure that your New Revolving Credit Facility and New Delayed Draw Term Loan will provide additional sources of debt funding of up to $250 million and $200 million, respectively. Please further revise to disclose your available debt funding from these sources on a pro forma basis.

In response to the Staff’s comments, the Company has revised the disclosure on page 66 of Amendment No. 2 to disclose its available debt funding from the New Revolving Credit Facility and New Delayed Draw Term Loan on a pro forma basis.

Certain Relationships and Related Party Transactions
Outsourcing Agreement, page 137

4.
We note that you have added disclosure regarding an agreement with North American Asset Management Corp. Please clarify the other services for which you may rely on NAAM, and the nature of the relationship. Further, please provide disclosure regarding this relationship in your summary and business section as appropriate, including detailed disclosure regarding your compensation arrangement.

In response to the Staff’s comment, the Company has revised the disclosure on page 138 of Amendment No. 2. The Company has included the revised disclosure in the summary and business sections of Amendment No. 2 on pages 13 and 116 of Amendment No. 2, respectively. Finally, the Company has entered into an Amended and Restated Outsourcing Agreement and has filed the agreement as Exhibit 10.20 to Amendment No. 2.

Pro Forma Condensed Consolidated Financial Statements, page F-22

5.
We refer you to footnotes (C) and (H) which indicate the total amount of consideration for the Internalization is $38.8 million and that $37.6 million is the termination cost of the management arrangement. Please address the following:

•	Please tell us and revise footnotes (C) and (H) to clarify how the $37.6 million is reflected in the Unaudited Pro Forma financial statements.

In response to the Staff’s comment, the Company has included additional disclosure in the first bullet of the third paragraph of footnote (C) and the first paragraph of footnote (H) to the pro forma financial statements.

•
To the extent the pro forma adjustments related to these footnotes include amounts that are netted to arrive at a single line item within your pro forma financial statements, please revise to disaggregate these amounts in the respective footnotes so that the various components are presented.

In response to the Staff’s comment, the Company has included additional disclosure in the first bullet to the fourth paragraph of footnote (C) to the pro forma financial statements.

•	Please tell us how the consideration of $38.8 million and termination cost of $37.6 million were derived and how the termination cost is related to the 931,490 shares of OP Units to be issued.

In response to the Staff’s comment, the Company has included additional disclosure in the second paragraph of footnote (C) to the pro forma financial statements.

6.
We note your $3.9 million non-cash compensation expense adjustment to arrive at your estimated cash available for distribution as well as AFFO and your $1.9 million non-cash compensation expense adjustment to arrive at AFFO and Adjusted EBITDAre. Please tell us where these adjustments are presented in the pro forma statements of operations and update the pro forma footnote disclosures as needed.

In response to the Staff’s comment, the Company has included additional disclosure in the third paragraph of footnote (H) to the pro forma financial statements.

7.
We note your disclosure of the one-time grant of 556,717 RSUs shortly after consummation of the offering. Please tell us if such grant is reflected in the pro forma financial information. To the extent this grant is not reflected, please tell us how you determined it was not necessary to do so. To the extent this grant is reflected, please tell us and clarify in your footnotes where such grant is reflected. Reference is made to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has included additional disclosure in the third paragraph of footnote (H) to the pro forma financial statements.

8.
We note your disclosure of the outsourcing agreement on page 137. Please tell us what consideration you gave to reflecting this agreement within your pro forma financial information. Reference is made to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has included additional disclosure in the fourth paragraph of footnote (H) to the pro forma financial statements.

Signatures, page II-7

9.	Please include the signature of your controller or principal accounting officer, as required by Instruction 1 to the Signatures to Form S-11.

The Company acknowledges the Staff’s comment and has updated Mr. Timothy Dieffenbacher’s signature block to include the title of Principal Accounting Officer and included Mr. Dieffenbacher’s signature on his signature block.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr
     Stuart A. Barr

cc:   FrontView REIT, Inc.

Stephen Preston
Co-Chief Executive Officer and Co-President

Randall Starr
Co-Chief Executive Officer and Co-President